EXHIBIT 12.1

                          SAN DIEGO GAS & ELECTRIC COMPANY

            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS

                                                                                                  Three Months
                                                                                                      Ended
                              1989          1990          1991          1992           1993          3/31/94
                           ----------    ----------    ----------     ----------    ----------    ------------
                                                                                                  (Unaudited)
Fixed Charges:
Interest:
  Long-Term Debt            $ 87,962      $ 97,894      $ 98,802       $100,776      $ 93,402      $ 22,644
  Short-Term Debt             13,984        12,301         8,234          6,242         7,980         1,849
Amortization of Debt
 Discount and Expense,
 Less Premium                  2,420         2,465         2,471          2,881         4,162         1,132
Interest Portion of
 Annual Rentals               23,664        20,898        18,067         14,677        19,206         5,599
                           ----------    ----------    ----------    -----------    ----------    ----------
   Total Fixed
    Charges                  128,030       133,558       127,574        124,576       124,750        31,224
                           ----------    ----------    ----------    -----------    ----------    ----------
Preferred Dividends
 Requirements                 11,202        10,863        10,535          9,600         8,565         1,916
Ratio of Income Before
 Tax to Net Income           1.79480       1.75499       1.63017        1.72369       1.67794       1.79729
                           ----------    ----------    ----------    -----------    ----------    ----------
Preferred Dividends
 for Purpose of Ratio         20,105        19,064        17,174         16,547        14,372         3,444
                           ----------    ----------    ----------     ----------    ----------    ----------
   Total Fixed Charges
   and Preferred
   Dividends for
   Purpose of Ratio         $148,135      $152,622      $144,748       $141,123      $139,122     $  34,668
                           ==========    ==========    ==========     ==========    ==========    ==========
Earnings:
Net Income (before
 preferred dividend
 requirements)              $179,434      $207,841      $208,060       $210,657      $218,715      $ 59,796
Add:
 Fixed Charges
  (from above)               128,030       133,558       127,574        124,576       124,750        31,224
 Less: Fixed Charges
  Capitalized                  3,481         3,306         2,907          2,242         5,789         1,688
Taxes on Income              142,614       156,917       131,114        152,451       148,275        47,675
                           ----------    ----------    ----------     ----------    ----------    -----------
 Total Earnings for
  Purpose of Ratio          $446,597      $495,010      $463,841       $485,442      $485,951      $137,007
                           ==========    ==========    ==========     ==========    ==========    ===========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                      3.01          3.24          3.20           3.44          3.49          3.95
                           ==========    ==========    ==========     ==========    ==========    ==========